NXT ENERGY SOLUTIONS INC.

As at and for the six month period ended June 30, 2011

NXT ENERGY SOLUTIONS INC. Consolidated Balance Sheets (Unaudited) (Expressed in Canadian dollars)

		June 30	December 31
		2011	2010
Assets
Current assets:
Cash and cash equivalents		$ 1,010,432	$ 464,583
Short term investments		-	905,651
Accounts receivable		103,662	3,071
Work-in-progress		49,550	-
Prepaid expenses and other		61,341	45,941
		1,224,985	1,419,246

Restricted cash [note 4]		299,644	101,856
Property and equipment		470,868	525,804
		$ 1,995,497	$ 2,046,906

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities [note 3]		$ 477,430	$ 576,588
Current portion of capital lease obligation		9,087	10,684
		486,517	587,272
Long term liabilities:
Capital lease obligation		4,359	8,153
Asset retirement obligation		56,199	54,444
		547,075	649,869

Future operations [note 1]
Commitments and contingencies [note 8]
Subsequent event [note 6]

Shareholders' equity:
Preferred shares: - authorized unlimited
Issued: 10,000,000		3,489,000	3,489,000
Common shares: - authorized unlimited
Issued: 34,002,396 shares as of June 30, 2011 (2010 - 30,801,796) [note 5]		53,189,876	52,031,435
Contributed capital		5,037,197	4,659,026
Deficit		(60,978,586)	(59,493,359)
Accumulated other comprehensive income		710,935	710,935
		1,448,422	1,397,037
		$ 1,995,497	$ 2,046,906

Signed "George Liszicasz"	Signed "Brian Kohlhammer"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC. Consolidated Statements of Loss and Comprehensive Loss (Unaudited) (Expressed in Canadian dollars)

	For the three months		For the six months
	ended June 30		ended June 30

	2011	2010	2011	2010
Revenue
Survey revenue	$ 144,650	$ 443,011	$ 144,650	$ 443,011
Oil and natural gas revenues	3,172	1,947	3,172	3,342
	147,822	444,958	147,822	446,353

Expense
Survey cost	43,990	342,959	43,990	461,015
General and administrative	762,743	973,927	1,496,151	2,122,011
Amortization and depreciation	39,351	41,231	75,618	85,522
	846,084	1,358,117	1,615,759	2,668,548

	(698,262)	(913,159)	(1,467,937)	(2,222,195)
Other expense (income)
Interest income, net	(3,111)	(2,547)	(5,528)	(3,494)
Loss (gain) on foreign exchange	(4,013)	(19,461)	20,929	(7,148)
Oil & natural gas operations and other	360	(1,276)	-	(1,276)
Loss on sale of property	-	-	-	1,074
Accretion and abandonment of
asset retirement obligation	1,012	798	1,889	1,794
	(5,752)	(22,486)	17,290	(9,050)
Net loss and comprehensive loss	$ (692,510)	$ (890,673)	$ (1,485,227)	$ (2,213,145)

Net loss per share unit [note 5]
Basic and diluted	$ (0.02)	$ (0.03)	$ (0.04)	$ (0.07)

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC. Consolidated Statements of Cash Flows (Unaudited) (Expressed in Canadian dollars)

	For the three months		For the six months
	ended June 30		ended June 30

	2011	2010	2011	2010

Operating activities

Net loss for the period	$ (692,510)	$ (890,673)	$ (1,485,227)	$ (2,213,145)
Items not affecting cash
Amortization and depreciation	39,351	41,231	75,618	85,522
Accretion of asset retirement obligation	878	797	1,755	1,794
Stock-based compensation expense	18,843	31,508	48,785	100,864
Abandonment of oil and natural gas properties	-	-	-	(199)
Loss (gain) on sale of property	-	1,074	-	1,074
Changes in non-cash working capital balances
Accounts receivable	(103,662)	21,603	(100,591)	1,056,551
Work-in-progress	-	250,869	(49,550)	-
Prepaid expenses and other	15,855	14,725	(15,400)	(6,453)
Unearned revenue	-	(91,025)	-	-
Accounts payable and accrued liabilities	(10,677)	(147,040)	(99,158)	(167,178)

Net cash generated by (used in) operating activities	(731,922)	(766,931)	(1,623,768)	(1,141,170)

Financing activities

Repayment of capital lease obligation	(3,104)	(2,147)	(5,391)	(4,249)
Issue of common shares and warrants, net of issuance costs	(5,896)	33,582	1,487,827	54,518

Net cash generated by (used in) financing activities	(9,000)	31,435	1,482,436	50,269

Investing activities

Purchase of property and equipment	(5,679)	(8,086)	(20,682)	(49,122)
Proceeds from sale of property and equipment	-	401		401
Decrease (increase) in restricted cash	59,437	(89,938)	(197,788)	(89,938)
Decrease (increase) in short term investments	304,787	(2,001,313)	905,651	(2,001,313)

Net cash generated by (used in) investing activities	358,545	(2,098,936)	687,181	(2,139,972)

Net cash inflow (outflow)	(382,377)	(2,834,432)	545,849	(3,230,873)
Cash and cash equivalents, beginning of period	1,392,809	3,777,704	464,583	4,174,145

Cash and cash equivalents, end of period	$ 1,010,432	$ 943,272	$ 1,010,432	$ 943,272

Supplemental information:
Cash interest paid	$ 457	$ 523	$ 840	$ 1,093

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC. Consolidated Statements of Shareholders' Equity (Unaudited) (Expressed in Canadian dollars)

	for the	for the
	six months ended	six months ended
	June 30	June 30
	2011	2010
Common Shares
Balance at beginning of the period	$ 52,031,435	$ 51,934,360
Issued upon exercise of stock options and warrants	-	97,075
Issued through private placement, net of issue costs	1,158,441	-

Balance at end of the period	53,189,876	52,031,435

Preferred Shares
Balance at beginning and end of the period	3,489,000	3,489,000

Contributed Capital
Balance at beginning of the period	4,659,026	3,939,953
Recognition of stock based compensation expense	48,785	253,289
Contributed capital transferred to common shares pursuant
to exercise of options and warrants	-	(42,557)
Value attributed to warrants issued through private placement	329,386	-

Balance at end of the period	5,037,197	4,150,685

Deficit
Balance at beginning of the period	(59,493,359)	(55,040,931)
Net loss for the period	(1,485,227)	(2,213,145)

Balance at end of the period	(60,978,586)	(57,254,076)

Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,935	710,935

Total Shareholders' Equity at end of period	$ 1,448,422	$ 3,127,979

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC. Notes to the Consolidated Financial StatementsFor the six month period ended and as at June 30, 2011 (Unaudited) (Expressed in Canadian dollars unless otherwise stated)

1. Organization and Future Operations

NXT Energy Solutions Inc. (the "Company" or "NXT") was incorporated under the laws of the State of Nevada on September 27, 1994, and was later continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003.

NXT owns a proprietary technology called Stress Field Detection ("SFD®"), an airborne survey system that is designed to identify areas with oil and natural gas reservoir potential.  This technology was acquired from NXT's current CEO and President on December 31, 2005 following a ten year period wherein the company controlled the technology through a series of licensing agreements.

For the ten year period prior to 2006 the Company had engaged in extensive activities to develop, validate and obtain industry acceptance of SFD®, including conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells.  By December 31, 2005 the company had accumulated a deficit of approximately $47.6 million in conducting these activities.

This early period was effective in developing the technology to a stage where SFD® was both technically ready and had the required industry validation to embark on the commercial phase of the company.  In 2006 the Company began the "commercialization" phase by offering SFD® survey services to clients engaged in oil and gas exploration activities with a focus on potential clients operating in the western Canadian sedimentary basin.

The global financial crisis of late 2008 affected a number of markets and resulted in a dramatic decline in NXT's Canadian market opportunities.  This caused NXT to re-focus its sales activities towards international markets, and in 2009 NXT commenced active operations in Colombia.

Despite having provided services to clients since 2006, NXT is still in the early stage of commercializing its SFD® technology.  The generation of positive cash flow from operations in the future will depend largely on its ability to demonstrate the value of the NXT survey system to a much wider client base.  NXT recognizes that this early commercialization phase can last for several years and that its' financial position is dependent upon a limited number of client projects, on obtaining additional financing and attracting future clients.

These consolidated financial statements have been prepared on a "going concern" basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes that the company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced losses and negative cash flow from operations over the past several years and has traditionally had minimal working capital.  NXT recognizes that current working capital is not sufficient to support the operations for the next twelve months without generating additional revenues and / or capital.

NXT anticipates it will be able to expand operations in order to generate both net income and cash from operations in future years with its existing business model; however, the occurrence and timing of this outcome cannot be predicted with certainty.

These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities or reported expenses that would be necessary should NXT be unable to raise additional capital or generate sufficient net income and cash from operations as required in future years in order to continue as a going concern.

2. Significant Accounting Policies

Basis of presentation

These interim unaudited consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2010.  These interim statements should be read in conjunction with the 2010 annual audited consolidated financial statements as they contain disclosure which is supplemental to NXT's annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted.

Consolidation

These consolidated financial statements reflect the accounts of the Company and its wholly owned subsidiaries (two inactive United States subsidiary companies).  All significant inter-company balances and transactions among NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements.

3. Accounts payable and accrued liabilities
			June 30,	December 31,
			2011	2010
Accrued liabilities related to
Professional fees			$ 88,375	$ 118,065
Consultant fees			12,500	15,100
Board of Directors' fees			26,365	-
Vacation pay			67,000	60,748
			194,240	193,913
Trade payables, payroll withholdings and other			283,190	382,675

			$ 477,430	$ 576,588

4. Restricted cash

Restricted cash consists of U.S. dollar money market securities (plus accrued interest) which has been deposited by NXT with two financial institutions as security in order for these institutions to issue bank letters of credit for the benefit of third party clients.  A Barbados bank holds on deposit U.S. $42,408  (encumbered until 2012) to satisfy a contractual requirement related to ongoing SFD® survey services in Colombia.  In addition, a Canadian chartered bank held on deposit at June 30, 2011 a total of U.S. $267,000 which is held to satisfy contractual performance bond requirements related to a SFD® survey contract which is scheduled to be conducted in Asia in 2011.

5. Common shares

The Company has an unlimited number of shares authorized.

The following is a continuity of issued and outstanding common shares:
			Common Shares
			# of Shares	Amount

As at December 31, 2010			30,801,796	$ 52,031,435
Transactions during the 6 month period ended June 30, 2011
Issued through private placement; net of issue costs and value of warrants			3,200,600	1,158,441
As at June 30, 2011			34,002,396	$ 53,189,876

On February 16, 2011 NXT closed a non-brokered private placement (the "Placement") for aggregate proceeds of $1,600,300 (net $1,487,827) including $40,000 from two officers of the Company.  NXT issued 3,200,600 units at a price of $0.50 per unit where each unit consisted of one common share and one warrant, with each warrant entitling the holder to acquire an additional common share at a price of $0.60 per share on or before the expiry date of February 16, 2012.  The expiry date may become accelerated at the discretion of NXT if the shares trade at a price greater than $0.90 for 10 consecutive trading days.  In connection with closing of the Placement, NXT paid a finder's fee of $72,600 and issued 145,320 warrants with the same terms as above.

The common shares were recorded at a value equal to the net proceeds less $329,386 which was the estimated fair value attributed to the 3,345,920 warrants that were issued on the Placement.

Earnings (loss) per share
	For the three months		For the six months
	ended June 30		ended June 30
	2011	2010	2011	2010

Net (loss) for the period	$ (692,510)	$ (890,673)	$ (1,485,227)	$ (2,213,145)

Weighted average number of shares
outstanding - basic and diluted	34,002,396	30,755,752	33,171,301	30,747,708

Net (loss) per share	$ (0.02)	$ (0.03)	$ (0.04)	$ (0.07)

All outstanding stock options, common share purchase warrants and preferred shares were excluded from the diluted earnings per share calculation for the periods ended June 30, 2011 and 2010 as they were anti-dilutive.

6. Stock Options issued to Employees, Directors and Contractors

The following is a summary of stock options outstanding as at June 30, 2011:

	# of options	weighted average	# of options	weighted average
	outstanding	exercise price	exercisable	exercise price

$ 0.45	171,600	$ 0.45	171,600	$ 0.45
$ 0.53	150,000	$ 0.53	49,995	$ 0.53
$ 0.63	1,751,741	$ 0.63	1,392,882	$ 0.63
	2,073,341	$ 0.61	1,614,477	$ 0.61

	Average remaining contractual life (years)
$ 0.45	4.3
$ 0.53	4.7
$ 0.63	1.7
	2.1

	For the six months ended		For the year ended
	June 30, 2011		December 31, 2010

	# of	weighted average	# of	weighted average
	options	exercise price	options	exercise price

Outstanding at beginning of period	2,134,804	$ 0.61	2,757,204	$ 1.76
Granted (including 2,113,204 options re-priced at a $0.63 exercise price in 2010)	150,000	$ 0.53	2,362,104	$ 0.62
Cancelled for re-pricing	-	-	(2,113,204)	$ 1.92
Forfeited	-	-	(431,300)	$ 1.48
Expired	(211,463)	$ 0.63	(340,000)	$ 0.66
Exercised	-	-	(100,000)	$ 0.55
Options outstanding as at end of period	2,073,341	$ 0.61	2,134,804	$ 0.61
Exercisable as at end of the period	1,442,877	$ 0.63	1,737,637	$ 0.61

Outstanding options vest at a rate of one-third at the end of each of the first three years following the date of grant except as noted below.  Options generally lapse, if unexercised, five years from the date of vesting.

In the first quarter of 2011 one officer of the company was granted 150,000 options at an excise price of $0.53 per share with one third of the options vesting at the date of grant and one-third vesting at the end of each of the following two years. These options will expire three years from the date of grant. In the first quarter of 2010 an officer of the company exercised 50,000 options at a strike price of $0.40.

On July 22, 2011, the Company granted a total of 504,800 stock options which have an exercise price of $1.16 per share, expiring July 22, 2016.
In August 2011, a total of 130,000 stock options, with an exercise price of $0.63, were forfeited.

Compensation expense associated with grants of stock options

The fair value attributed to grants of stock options is calculated using the Black-Scholes option valuation model utilizing the following weighted average assumptions:

			For the six months ended June 30
			2011	2010
Expected dividends paid per common share			Nil	Nil
Expected life (years)			3	3
Expected volatility in the price of common shares (%)			94%	95%
Risk free interest rate (%)			1.5%	1.5%
Weighted average grant date fair market value per share			$ 0.32	$ 0.57

The intrinsic value of options exercised in the first quarter of 2010 was $0.80 per share.

As of June 30, 2011 there was $93,463 (2010 - US $569,105) of unrecognized stock based compensation expense related to non-vested stock options.  This amount will be recognized in expense over the remaining vesting period of the underlying options.

7. Warrants

The following is a summary of outstanding common share purchase warrants:
	# of	weighted average
	warrants	exercise price

Outstanding as at January 1, 2011	-	$ -
Issued on February, 2011 private placement	3,345,920	$ 0.60
Outstanding as at June 30, 2011	3,345,920	$ 0.60

There were no warrants outstanding in 2010.

The value attributed to warrants that were issued pursuant to the private placement on February 16, 2011 was calculated using the Black-Scholes warrant valuation model utilizing the following weighted average assumptions:

		For the six
		months ended
		June 30, 2011
Expected dividends paid per common share		Nil
Expected life (years)		0.8
Expected volatility in the price of common shares (%)		94%
Risk free interest rate (%)		1.5%
Weighted average grant date fair market value per share		$ 0.14

8. Commitments and contingencies

The company has an operating lease commitment on office space through October 31, 2012 which requires minimum monthly lease payments of $32,212.

9. Comparative figures

Certain amounts in the consolidated financial statements have been reclassified in the comparative periods to conform to the current year's basis of presentation.